Lucas Energy, Inc. 10-K

Exhibit 99.1

RALPH E. DAVIS ASSOCIATES LLC

June 1, 2016

Lucas Energy

450 Gears Road, Suite780

Houston, TX 77067

Attention:	Mr. Kenneth Sanders
Vice President Asset Development

Gentlemen:

At the request of Lucas Energy (“Lucas”), the firm of Ralph E. Davis Associates, LLC (“Davis”) has prepared an evaluation of the oil and natural gas reserves on leaseholds in which Lucas has certain interests. The purpose of this report is to present a summary of the proved developed producing, proved undeveloped and probable undeveloped reserves that in our opinion meet the criteria for proved and probable reserve volumes in keeping with the directives of the Securities and Exchange Commission as detailed later in this report.

Davis has evaluated 100% of Lucas’s proved developed producing, proved shut-in, proved undeveloped and probable undeveloped properties, all of which are located in several counties of Texas in the United States. We have prepared these estimates of the reserves, future production and income attributable to the subject interests with an effective date of March 31, 2016, having completed the evaluation of said estimate of reserves based upon the information presented within this report, on May 25, 2016.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of March 31, 2016, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

The results of our study related to our estimate of the Total Proved Reserves attributable to Lucas and remaining to be produced as of March 31, 2016 are as follows:

Estimated Proved Reserves

Net to Lucas Energy

SEC Non-Escalated Analysis

As of March 31, 2016

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Oil, Condensate, and Natural Gas Reserves

	Proved
	Producing	Undeveloped	Total

Net Reserves
Oil/Condensate-MBbls	117.5	3,723.9	3,841.4
Gas-MMCF	1.8	2,511.9	2,513.7

Income Data (M$)
Future Gross Revenue	$5 ,316.7	$174,394.2	$179,710.9
Severance Tax	$213.9	$7,030.0	$7,244.0
Ad Valorem Tax	$132.9	$4,359.9	$4,492.8
Operating Costs	$2 ,285.2	$34,180.3	$36,465.5
Capital Costs -	$–	$78,632.1	$78,632.1
Future Net Income (FNI)	$2 ,684.6	$50,191.9	$52,876.5
FNI @ 10%	$1 ,881.5	$12,127.4	$14,008.9

Probable
Undeveloped

Net Reserves
Oil/Condensate-MBbls	2,091.6
Gas-MMCF	1,343.8

Income Data (M$)
Future Gross Revenue	$97,792.8
Severance Tax	$4,022.2
Ad Valorem Tax	$2,444.8
Operating Costs	$19,447.9
Capital Costs	$45,348.5
Future Net Income (FNI)	$26,529.3
FNI @ 10%	$4,773.5

Note: There may be differences in the addition as a result of computer program rounding of numbers.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

A summary presentation by reserve category at the scheduled price scenario is included behind the economic summary analysis tab.

Discussion

The scope of this study was to review basic information compiled by and prepare estimates of the proved and probable reserves attributable to the interests of Lucas. Reserve estimates were prepared by Davis using acceptable evaluation principles for each source and were based in large part on the basic information supplied by Lucas, as well as, public data sources.

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Oil, Condensate, and Natural Gas Reserves

The quantities presented herein are estimated reserves of oil and natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Proved and Probable undeveloped locations are scheduled to be drilled such that the investment cost will be fully recovered prior to recovery of estimated reserve volumes.

Lucas may or may not be the operator of the evaluated properties. All proved developed producing properties were reviewed for this evaluation and all requested data was made available by Lucas. Data provided include surface maps, analogous well data, timing of future development, drilling and investments.

Reserves classified as undeveloped are scheduled for future drilling beginning in 2016. The undrilled locations have been reviewed on an individual well location basis. The estimates of these recoverable reserves are based on volumetric estimates or normalized type curve analysis.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers”, the SPE Standards.

Data Source

Basic well and field data used in the preparation of this report were furnished by Lucas or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others, and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Lucas. No physical inspection of the properties was made nor any well tests conducted.

Operating cost data were provided by Lucas and were utilized to estimate the direct cost of operation for each property or producing unit. Certain historical costs of operation are charged against a producing unit or group of wells in addition to any individual well costs that may be scheduled for an area.

Development costs for new wells to be drilled, wells to be worked over to return intervals to production, anticipated costs to provide for significant field operation, and facility changes were provided by Lucas and are reported to be based upon recent field activity.

Ownership

Ownership interests in the subject properties have been furnished by Lucas and accepted by Davis as accurate without independent verification.

Reserve Estimates

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation. Individual well production histories were analyzed and forecast until a calculated economic limit.

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Oil, Condensate, and Natural Gas Reserves

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data.

Reserve volumes presented in this report are based upon the available data and are calculated using all methods and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates. The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an audit of the subject properties.

It should be noted that all reserve estimates involve an assessment of uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate along with the interpretation of these data. The reserves have been determined using methods and procedures widely accepted within the industry and are believed to be appropriate for the purposes of this report.

In our opinion, we used all methods and procedures necessary under the circumstances to prepare this report.

Regulations in the Oil and Gas industry are constantly changing to meet new safety and environmental concerns, in addition to the possibility of some market regulations which have occasionally occurred historically. State, Local or Federal Regulations, such as upon hydraulic fracturing, or drill/production site security and safety, environmental regulations of spills noxious emissions, greenhouse gases, and drill site location, wildlife protections and extensive permitting processes, sometimes with multiple agencies or governments, in the future may all adversely affect the ability of the Registrant to recover the estimated reserves, as well as potentially rendering the reserves uneconomic, in certain, as yet undetermined, circumstances. To the best of the engineers belief, none of the reserves described in this report are negatively impacted as of the date of this report, by any such current regulations.

Producing Rates

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information.

They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Lucas due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

Pricing Provisions

Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were provided by Lucas and were accepted as presented.

The unit prices used throughout this report for crude oil, condensate, and natural gas are based upon the appropriate prices in effect the first trading of each month from April 2015 through March 2016 and averaged for the year.

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Oil, Condensate, and Natural Gas Reserves

Crude Oil, Condensate and/or Natural Gas Liquids – The unit price used throughout this report for crude oil and condensate is based upon the average of prices for the twelve month period as indicated above.

An average crude oil price of $46.26 per barrel represents the effective average crude oil price utilized in the evaluation. This scheduled price for 2016 was held flat throughout the remaining producing life of the properties. Prices for the liquid reserves scheduled for initial production at some future date were estimated using this same price. Oil prices were adjusted for price differentials. The average price realized for liquid reserves, crude oil and condensate, over the producing life of the properties, was $45.22 per barrel, and represents the combined effect due to the adjustments for location and quality differentials such as transportation, quality and gravity.

Natural Gas – The unit price used throughout this report for natural gas is based upon the average of prices for the twelve month period as indicated above. An average gas price of $2.39 per MMBTU represents the effective average natural gas price utilized in the evaluation. The scheduled price for 2016 was held flat throughout the remaining producing life of the properties. Prices for natural gas reserves scheduled for initial production at some future date were estimated using this same price. Gas prices were adjusted for BTU content and price differentials. The average price realized for natural gas reserves over the producing life of the properties, was $2.39 per MMBTU, and represents the combined effect due to the adjustments for location and quality differentials such as transportation and the BTU (heating value) of the gas.

Future Net Income

Future net income is based upon gross income from future production, less direct operating expenses and applicable taxes. Estimated future capital for development was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes, or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expenses and/or capital costs for drilling and/or major workover expense were held flat throughout the producing life of the properties. No provision has been made for the value of salvable equipment or the leases at abandonment, nor were costs to properly plug and abandon the wells. It is assumed these costs are minimal and generally offset one another.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report, the future net income is discounted at a primary rate of ten (10.0) percent.

General

Lucas Energy has provided access to all of its accounts, records, geological and engineering data, reports, and other information as required for this audit. The ownership interests, product classifications relating to prices, and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, LLC nor any of its employees have any interest in Lucas or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SEC standards.

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Oil, Condensate, and Natural Gas Reserves

This report has been prepared for public disclosure by Lucas in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please feel free to contact us if we can be of further service.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,
RALPH E. DAVIS ASSOCIATES, LLC

Nathan J. Kucharski
Reservoir Engineer

David G. Cole
Senior Reservoir Engineer

Allen C. Barron, P.E.
President